Dear Stockholder:

We are very pleased to announce results for the fiscal year ending June 30, 2001.

Sales for the fourth quarter ending June 30, 2001 were up 5% to $10,186,107 compared with $9,745,408 for the same period one year ago. Income from operations for the quarter increased 23% and reached $2,521,133 compared with $2,051,156 for the fourth quarter of 2000. Net income increased 11% to $1,692,877 compared with $1,527,987 for the same three month period last year. Fourth quarter diluted earnings per share increased by 31% to $0.81 compared with $0.62 for the fourth quarter of fiscal year 2000.

Year-to-date sales for the 12 months ending June 30, 2001 increased by 9% to $38,609,335 compared with $35,401,533 for the fiscal year 2000. Income from operations for the 12 months increased by 23% to $8,126,089 from $6,611,003. Year-to-date income for the 12 months increased by 15% reaching a company high of $5,687,521 compared with $4,953,461 for the 12 months ending June 30, 2000. Diluted earnings per share were $2.56, an increase of 35% over the previous fiscal year record of $1.90.

The final quarter for the fiscal year was exceptional. Throughout the year we had been anticipating a lower fourth quarter compared with 2000 and instead we are pleased to report a solid increase in sales and earnings. This is simply our best year of stereophone sales in the history of the Company and has produced a record in terms of our profitability. The Company had been most successful through the year in its growth of the base stereophone business at retail, despite setbacks in the OEM and automotive segments of the business.

Our Sales team was consistently challenged to perform this year by meeting and exceeding progress we made last year in areas outside our consumer retail business. The Company's ability to make up for slumps in the OEM sectors through increases in our sales to the retail channel helped post solid gains for the year and led us to new records in terms of our profitability and earnings.

In addition, income from operations had shown more solid and consistent growth than net income based upon inconsistencies in royalty income through the year. Renewal of the license agreement with Orient Power has now been extended for an additional 12 months.

Koss remains committed to its core Stereophone business and improvements in new product development and placement in both current and new accounts will continue to positively impact fiscal year 2002. The Company will continue to use cash to buy its undervalued shares from the market.

We are also pleased to announce that following the First Quarter of this fiscal year, the Company will pay a $0.25 dividend to shareholders of record on September 30, 2001. This is the first time Koss has paid a dividend to shareholders since 1984. While the Company anticipates the ability to pay a quarterly dividend in the future, investors should be cautious not to expect this to automatically continue or to see any annual increase in the quarterly rates in the foreseeable future.

We would like to take this opportunity to thank our customers, suppliers, stockholders as well as the entire Koss team for their dedication to the current and future success of Koss Corporation.

Sincerely,

John C. Koss               Michael J. Koss
Chairman                   President and CEO

STOCKHOLDERS' INFORMATION

Koss Corporation's 2001 Annual Report is presented in a simple, readable and functional style. This Annual Report contains condensed financial statements only. The detailed financial statements including footnotes are included in the Form 10-K which has been provided to all stockholders along with the 2001 Annual Report. The Company believes this manner of presentation provides a concise summary for those who want to be kept informed while at the same time allowing those who feel it necessary the opportunity to investigate further.

Koss Corporation common stock is traded on the Over the Counter market and quotations are available through the National Market System. The trading symbol is KOSS.

For additional Annual Reports, Form 10-K's or Proxy materials write to:

Investment Relations
Koss Corporation 4129 N. Port Washington Ave.
Milwaukee, WI 53212

------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Koss Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Koss Corporation and its subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, of stockholders' investment and of cash flows for each of the three years in the period ended June 30, 2001 (not presented herein); and in our report dated July 10, 2001, except for Note 12 (not presented herein) for which the date is July 25, 2001, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
July 10, 2001, except for Note 12 (not presented herein) for which the date is July 25, 2001

                        CONSOLIDATED STATEMENTS OF INCOME



Year Ended June 30,                                                  2001              2000             1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                     $38,609,335       $35,401,533      $33,776,039
Cost of goods sold                                             23,037,127        21,843,517       20,920,145
-------------------------------------------------------------------------------------------------------------
Gross profit                                                   15,572,208        13,558,016       12,855,894
Selling, general, and
  administrative expense                                        7,446,119         6,947,013        7,225,340
-------------------------------------------------------------------------------------------------------------
Income from operations                                          8,126,089         6,611,003        5,630,554
Other income (expense)
  Royalty income                                                1,010,026         1,283,563        1,403,194
  Interest income                                                  85,423           102,139           33,373
  Interest expense                                                (15,465)          (24,244)         (67,932)
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                      9,206,073         7,972,461        6,999,189
Provision for income taxes                                      3,518,552         3,019,000        2,681,000
-------------------------------------------------------------------------------------------------------------
Net income                                                    $ 5,687,521       $ 4,953,461      $ 4,318,189
=============================================================================================================
Earnings per common share:
  Basic                                                             $2.70             $1.95            $1.41
  Diluted                                                           $2.56             $1.90            $1.39
=============================================================================================================
Dividends per common share                                           None              None             None
=============================================================================================================

                           CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------------------------------
As of June 30,                                                                         2001                            2000
----------------------------------------------------------------------------------------------------------------------------

ASSETS
Current Assets:
     Cash:                                                                           $    181,678               $ 3,164,401
     Accounts receivable, less allowances of
          $301,252 and $252,194, respectively                                           8,247,045                 8,228,185
     Inventories                                                                        8,496,010                 9,414,036
     Prepaid expenses                                                                     593,961                   562,028
     Income taxes receivable                                                              480,322                   244,755
     Deferred income taxes                                                                340,973                   638,973
----------------------------------------------------------------------------------------------------------------------------
            Total current assets                                                       18,339,989                22,252,378
----------------------------------------------------------------------------------------------------------------------------
Equipment and Leasehold improvements, at cost:
     Leasehold improvements                                                             1,031,574                   852,096
     Machinery, equipment, furniture, and fixtures                                      5,012,089                 4,910,652
     Tools, dies, molds, and patterns                                                   9,062,776                 8,689,732
----------------------------------------------------------------------------------------------------------------------------
                                                                                       15,106,439                14,452,480
     Less--accumulated depreciation                                                    13,415,811                12,888,178
----------------------------------------------------------------------------------------------------------------------------
                                                                                        1,690,628                 1,564,302
Deferred Income Taxes                                                                     557,135                   488,135
Other Assets                                                                              908,576                   739,492
----------------------------------------------------------------------------------------------------------------------------
                                                                                     $ 21,496,328               $25,044,307
============================================================================================================================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
    Accounts payable                                                                 $ 2,062,476                  $ 570,567
    Accrued liabilities                                                                1,551,679                  1,007,443
----------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                    3,614,155                  1,578,010
----------------------------------------------------------------------------------------------------------------------------
Contingently Redeemable Equity Interest                                                1,490,000                  1,490,000
Deferred Compensation                                                                  1,015,390                  1,045,310
Other Liabilities                                                                        437,354                    437,354
Commitments and Contingencies
----------------------------------------------------------------------------------------------------------------------------
Stockholders' Investment:
    Common stock, $.01 par value,
          authorized 8,500,000 shares;
          issued and outstanding 1,943,378
          and 2,349,369 shares, respectively                                              19,434                     23,494
    Contingently redeemable common stock                                              (1,490,000)                (1,490,000)
    Undistributed retained earnings                                                   16,409,995                 21,960,139
----------------------------------------------------------------------------------------------------------------------------
           Total stockholders' investment                                             14,939,429                 20,493,633
----------------------------------------------------------------------------------------------------------------------------
                                                                                     $21,496,328                $25,044,307
============================================================================================================================

MANAGEMENT INFORMATION

OFFICERS AND                                                      DIRECTORS
SENIOR MANAGEMENT
John C. Koss                                                      John C. Koss
Chairman of the Board                                             Chairman of the Board
                                                                  Koss Corporation
Michael J. Koss
Vice Chairman
President                                                         Thomas L. Doerr
Chief Executive Officer                                           President
Chief Operating Officer                                           Doerr Corporation
Chief Financial Officer
                                                                  Victor L. Hunter
John C. Koss, Jr.                                                 President
Vice President-Sales                                              Hunter Business Group, LLC

Sujata Sachdeva                                                   Michael J. Koss
Vice President- Finance                                           Vice Chairman, President, C.E.O.,
                                                                  C.O.O., C.F.O.
                                                                  Koss Corporation
Jill McCurdy
Vice President-Product Development                                Lawrence S. Mattson
                                                                  Retired President
Lenore Lillie                                                     Oster Company
Vice President-Operations
                                                                  Martin F. Stein
Cheryl Mike                                                       Chairman
Vice President-Human Resources/Customer Relations                 Eyecare One Inc.

Declan Hanley                                                     John J. Stollenwerk
Vice President-International Sales                                President
                                                                  Allen-Edmonds Shoe Corporation



                                                                  ANNUAL MEETING


                                                                  October 18, 2001
INDEPENDENT ACCOUNTANTS                                           Performance Center
                                                                  Koss Corporation
PricewaterhouseCoopers LLP                                        4129 N. Port Washington Avenue
Milwaukee, Wisconsin                                              Milwaukee, WI  53212

                                                                  TRANSFER AGENT
LEGAL COUNSEL
                                                                  Questions regarding change of address,
Richard W. Silverthorn                                            stock transfer, lost certificate, or
General Counsel                                                   information on a particular account
Whyte Hirschboeck Dudek S.C.                                      should be directed in writing to:

                                                                  Firstar Trust Company
                                                                  Box 2077
                                                                  Milwaukee, WI  53201
                                                                  Attn:  Mr. Philip Meyer
